

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2020

Eric Soyer
Chief Financial Officer
ERYTECH Pharma S.A.
One Main Street, Suite 1150
Cambridge, Massachusetts 02142

> **Re: ERYTECH Pharma S.A.**
> **Registration Statement on Form F-3**
> **File No. 333-248953**
> **Filed September 21, 2020**

Dear Mr. Soyer:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Courtney Lindsay at (202) 551-7237 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Courtney Thorne